                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                       SAFEGUARD HEALTH ENTERPRISES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    786444109
                                 (CUSIP Number)

                                   MIA JENSEN
                 C/O THE BURTON PARTNERSHIP, LIMITED PARTNERSHIP
                              POST OFFICE BOX 4643
                             JACKSON, WYOMING 83001
                                  307-739-2370
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 8, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   786444109
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Donald W. Burton

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
               00

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
         NUMBER OF                         2,199,185
          SHARES                  ----------------------------------------------
       BENEFICIALLY               8        SHARED VOTING POWER
         OWNED BY                          0
           EACH                   ----------------------------------------------
         REPORTING                9        SOLE DISPOSITIVE POWER
          PERSON                           2,199,185
           WITH:                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,199,185

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [X]
          CERTAIN SHARES*
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.3%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN

--------------------------------------------------------------------------------



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                                  SCHEDULE 13D

CUSIP NO.   786444109
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Burton Partnership, Limited Partnership

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware Limited Partnership

--------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
             NUMBER OF                     549,795
              SHARES              ----------------------------------------------
           BENEFICIALLY           8        SHARED VOTING POWER
             OWNED BY                      1,649,390
               EACH               ----------------------------------------------
             REPORTING            9        SOLE DISPOSITIVE POWER
              PERSON                       549,795
               WITH:              ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           1,649,390
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,199,185

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.3%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN

--------------------------------------------------------------------------------



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                                  SCHEDULE 13D

CUSIP NO.   786444109
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Burton Partnership (QP), Limited Partnership

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware Limited Partnership

--------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
             NUMBER OF                     1,649,390
              SHARES              ----------------------------------------------
           BENEFICIALLY           8        SHARED VOTING POWER
             OWNED BY                      549,795
               EACH               ----------------------------------------------
             REPORTING            9        SOLE DISPOSITIVE POWER
              PERSON                       1,649,390
               WITH:              ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           549,795
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,199,185

--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
               CERTAIN SHARES*

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.3%

--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               PN

--------------------------------------------------------------------------------



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ITEM 1. SECURITY AND ISSUER.

         Common Stock, $.01 par value.

         SafeGuard Health Enterprises, Inc.
         95 Enterprise
         Aliso Viejo, California 92656

ITEM 2. IDENTITY AND BACKGROUND.

         This amendment is being filed by The Burton Partnership, Limited Partnership, a Delaware limited partnership ("BPLP"), having its principal offices at P.O. Box 4643, Jackson, Wyoming 83001; The Burton Partnership (QP), Limited Partnership, a Delaware limited partnership ("QP"), having its principal offices at P.O. Box 4643, Jackson, Wyoming 83001 (BPLP and QP being collectively known herein as the "Partnerships"); and the general partner of each of the Partnerships, Donald W. Burton. The principal business of the Partnerships is investment in public and private stocks. The general partner's principal occupation is an investor.

         The business address of the general partner is c/o The Burton Partnership, Limited Partnership.

         During the five years prior to the date hereof, neither of the Partnerships, nor their general partner, has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The general partner is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This amendment is filed because the transactions contemplated by the Term Sheet Agreement and Bank Debt Agreement described in Item 4 below are complete and cover shares of Common Stock of SafeGuard Health Enterprises, Inc. (the "Issuer") (a) previously owned by each of the Partnerships, (b) issuable upon the full conversion of all loans and preferred stock acquired pursuant to the Term Sheet Agreement and Bank Debt Agreement by BPLP, and (c) issuable upon the full conversion of all loans and preferred stock acquired pursuant to the Term Sheet Agreement and Bank Debt Agreement by QP. See Item 5 below for a complete description of the ownership of the shares currently held and acquired by such parties. The funds used to acquire the convertible preferred stock acquired by BPLP and QP pursuant to the Term Sheet Agreement (via the Purchase and Assignment Agreement described in Item 4 below) and Bank Debt Agreement are funds held by such entities for investment.

         BPLP and QP paid a cumulative $1,454,167 in the transactions described below for preferred stock of the Issuer convertible into 1,677,885 shares of common stock of the Issuer.



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         No part of the purchase price paid by BPLP or QP for shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting shares of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

         On March 1, 2000, the Issuer entered into a Term Sheet Agreement, dated March 1, 2000 (the "Term Sheet Agreement") with Jack R. Anderson ("Anderson"), Silicon Valley Bank ("Bank"), John Hancock Mutual Life Insurance Company and the other holders of the 7.91% Senior Notes of the Issuer due September 30, 2005, Steven J. Baileys, D.D.S. and certain others (each such person being collectively referred to herein as the "Investors") relating to the lending of funds by the Investors to the Issuer and the subsequent conversion of such loans and other loans to the Company into Convertible Preferred Stock and/or Convertible Notes of the Issuer. On June 30, 2000, BPLP entered into a Purchase and Assignment Agreement with Anderson whereby BPLP would pay Anderson $919,389 for the right to acquire a portion of the shares to be acquired by Anderson under the Term Sheet Agreement. On July 24, 2000, Bank agreed to sell the indebtedness of the Issuer owed to Bank, subject to the terms of the Term Sheet Agreement, to BPLP and certain other parties pursuant to a Loan Document Purchase and Assignment Agreement dated June 30, 2000 (the "Bank Debt Agreement"). BPLP transferred a portion of its rights in the transactions described above to QP.

         Donald W. Burton is the general partner of the Partnerships. Mr. Burton individually will not acquire any voting securities of the Issuer as a result of the transactions contemplated by the Term Sheet Agreement and Bank Debt Agreement.

         (a) Neither Mr. Burton nor the Partnerships have any current plans or proposals to acquire any additional securities of the Issuer or to dispose of any securities of the Issuer.

         (b) The Partnerships and Mr. Burton do not have any current plans or proposals involving any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) The Partnerships and Mr. Burton do not have any current plans or proposals involving the sale or transfer of a material amount of the assets of the Issuer and of its subsidiaries.

         (d) The board of directors of the Issuer presently consists of seven members, of which four will be individuals designated by the owners of the Series A Preferred Stock. The Partnerships hold some Series A Preferred Stock, but do not control the decisions of the holders of such Preferred Stock.

         (e) The Partnerships and Mr. Burton have no current plans or proposals to make any material change in the present capitalization of the Issuer, or the dividend policy of the Issuer.

         (f) The Partnerships and Mr. Burton do not have any current plans or proposals to make any other material change in the Issuer's business or corporate structure.



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         (g) The Partnerships and Mr. Burton do not have any current plans or proposals to make any changes in the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control of the Issuer by any person.

         (h) The Partnerships and Mr. Burton do not have any current plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) The Partnerships and Mr. Burton do not have any current plans or proposals to cause any class of equity securities of the Issuers to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934.

         (j) The Partnerships and Mr. Burton do not have any plans or proposals to take any action similar to any of the items discussed above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         This amendment covers shares of Common Stock of the Issuer (a) currently beneficially owned by BPLP (130,325 shares) and QP (390,975 shares),
(b) issuable upon the full conversion of all loans and preferred stock acquired pursuant to the Term Sheet Agreement and Bank Debt Agreement by BPLP, and (c) issuable upon the full conversion of all loans and preferred stock acquired pursuant to the Term Sheet Agreement and Bank Debt Agreement by QP.

         Mr. Burton is included in this amendment by virtue of his relationship with BPLP and QP.

         As of December 28, 2000, the Issuer had 4,737,498 shares of Common Stock outstanding. In the transactions contemplated by the Term Sheet Agreement and Bank Debt Agreement, the Series A, B, C and D Preferred Stock issued will collectively be convertible into 30,000,000 shares of Common Stock of the Issuer. As a result, assuming the conversion of all such preferred stock issued in the purchase transaction, there will be 34,737,498 shares of Common Stock outstanding (based on the number of shares of Common Stock of the Issuer outstanding as of December 28, 2000).

         This amendment reflects a total of 2,199,185 shares beneficially owned by Mr. Burton which represents the shares issuable upon full conversion of the preferred stock issued to BPLP and QP in the transactions contemplated by the Term Sheet Agreement and Bank Debt Agreement as to which Mr. Burton will have voting and dispositive powers. Mr. Burton is the general partner of BPLP and QP.

         BPLP owns 130,325 shares obtained in transactions previously reported and now owns Series A, B and C Preferred Stock convertible into a collective 419,470 shares of Common Stock of the Issuer. Such shares would represent approximately 1.58% of the outstanding shares of the Common Stock of the Issuer assuming conversion of all the preferred stock issued pursuant to the Term Sheet Agreement and Bank Debt Agreement. This amendment reflects a total of 2,199,185 shares beneficially owned by BPLP which represents the shares previously owned by BPLP and QP and



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those issuable upon conversion of all the Series A, B and C Preferred Stock issued to BPLP and QP pursuant to the Term Sheet Agreement and Bank Debt Agreement.

         QP owns 390,975 shares obtained in transactions previously reported by BPLP (and subsequently transferred to QP) and now owns Series A, B and C Preferred Stock convertible into a collective 1,258,415 shares of Common Stock of the Issuer. Such shares would represent approximately 4.75% of the outstanding shares of the Common Stock of the Issuer assuming conversion of all the preferred stock issued pursuant to the Term Sheet Agreement and Bank Debt Agreement. This amendment reflects a total of 2,199,185 shares beneficially owned by QP which represents the shares previously owned by BPLP and QP and those issuable upon conversion of all the Series A, B and C Preferred Stock issued to BPLP and QP pursuant to the Term Sheet Agreement and Bank Debt Agreement.

         Mr. Burton, BPLP and QP have not effected any transaction involving shares of common stock of the Issuer at any time since more than 60 days prior to the date of this amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Term Sheet Agreement and Bank Debt Agreement and the relationship of Mr. Burton as the general partner of the Partnerships, there are no contracts, agreements, understandings or relationships (legal or otherwise) or between any such person and any other person with respect to the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies among Mr. Burton, BPLP and QP, except for an Agreement Among Stockholders executed by the Investors, the parties acquiring the Bank's indebtedness pursuant to the Bank Debt Agreement, certain other parties, and the Issuer upon consummation of the transactions contemplated by the Term Sheet Agreement and Bank Debt Agreement. The Agreement Among Stockholders relates to a voting agreement consistent with the terms of the Term Sheet Agreement and certain drag-along rights for certain Investors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this amendment.

1. Written agreement of Donald W. Burton, BPLP and QP with respect to the joint filing of this amendment.



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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date      March 2, 2001                      /s/ DONALD W. BURTON
                                             -----------------------------------
                                             Signature

                                             Donald W. Burton
                                             -----------------------------------
                                             Name/Title




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                                    EXHIBIT 1

                             JOINT FILING AGREEMENT


         In accordance with the rules under Regulation 13d of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees to the joint filing on behalf of each of them to this statement and any subsequent amendments thereto.


                                          /s/ DONALD W. BURTON
Date     March 2, 2001                    ------------------------------------
                                          Signature

                                          Donald W. Burton
                                          ------------------------------------
                                          Name/Title


                                          THE BURTON PARTNERSHIP, LIMITED
                                          PARTNERSHIP


                                          By:/s/ DONALD W. BURTON
                                             ---------------------------------
                                             Donald W. Burton, General Partner

                                          THE BURTON PARTNERSHIP (QP), LIMITED
                                          PARTNERSHIP


                                          By:/s/ DONALD W. BURTON
                                             ---------------------------------
                                             Donald W. Burton, General Partner